

The material and information showcased in this episode are for general informational purposes only and may include incomplete information. You should contact Unicoin's Investor Relations team should you require further clarification about any of the information showcased in the episode.

Margik Tech

BUSINESS INDUSTRY

Electronics

NUMBER OF EMPLOYEES

[illegible]

BUSINESS TYPE

[illegible]

YEARS IN BUSINESS

[illegible]

SUMMARY

[illegible] [illegible]

Margik Tech

BUSINESS INDUSTRY

[illegible]

NUMBER OF EMPLOYEES

[illegible]

BUSINESS TYPE

[illegible]

YEARS IN BUSINESS

[illegible]

SUMMARY

[illegible] [illegible]

[illegible] [illegible]

Margik Tech

BUSINESS INDUSTRY

[illegible]

NUMBER OF EMPLOYEES

[illegible]

BUSINESS TYPE

[illegible]

YEARS IN BUSINESS

[illegible]

SUMMARY

[illegible] [illegible]

Margik delivers OrganicLEDs based on novel, sustainable materials which are non-harmful to both humans and the environment. Our products enable natural lighting while decreasing power consumption by 23%, and reducing greenhouse emissions by 66%.



OUR ADVANTAGES

Margik emerged to unite LED, materials science and packaging industries into one of a kind OrganicLED to enhance day-to-day life. We are learning from the best in these industries: OLEDWorks, Schrödinger Materials, EMD Electronics, Universal Display Corporations, and Inuru.





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